Exhibit 99.1

NR 17-08

GOLD RESERVE PROVIDES VENEZUELA UPDATE

SPOKANE, WASHINGTON, July 11, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTC: GDRZF) (“Gold Reserve” or the “Company”) is pleased to provide an update on current and ongoing activities in Venezuela on the Brisas Cristinas Gold Copper Project which is held by Empresa Mixta Ecosocialista Siembra Minera, S. A. (“Siembra Minera”) which is owned 55% by Corporacion Venezolana de Mineria, S. A. a state-owned entity and 45% by GR Mining (Barbados) Inc. a subsidiary of Gold Reserve.

Current and ongoing activities related to Brisas Cristinas Project:

•         Meetings have been held with the Ministry of Environment (MINEA) to "fast track" permitting as established in the Mining Arch Decree.  Siembra Minera expects to receive initial permits in the immediate future and thereafter break ground to execute the Early-Works construction program with contractors mobilizing to the site shortly.  Early work activities include site clearing, road work excavation and building, development of sediment control structures, and excavation for (1) overland conveyor corridor, (2) powerline corridor, (3) process plant and man-camp areas, (4) tailings dam, (5) opening of the rock quarry and (6) drainage of pit areas.

•         The initiative to fast track saprolite production has been well received by MINEA as it should have a positive impact in remediating the area after 50 plus years of artisanal mining.  Testing and saprolite process mill design is expected to commence shortly.

•         Siembra Minera’s team of consulting experts are scheduled to visit the project area this week to conduct initial assessments and implementation of long-term small miner, indigenous and public community consultations on the project.  In addition, the consultants will be accompanied by personnel from the Ministry of the Popular Power for Ecological Mining Development, Mission Piar, and MINEA.

•         Siembra Minera is also working with the local communities on developing a strategy to contain and eventually eradicate the current malaria epidemic.

The Company also reported today that it has received the second installment payment of $29.5 million pursuant to the terms of the Settlement Agreement between the Company and the Bolivarian Republic of Venezuela.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President
999 W. Riverside Avenue, Suite 401
Spokane, WA 9920I USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the payments contemplated by the Settlement Agreement, as amended and the development of the Brisas Cristinas project, including the preparation of a revised feasibility study, a revised environmental impact statement and a Preliminary Economic Assessment (“PEA”) for the project and the pursuit of financing arrangements by Siembra Minera S.A. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that Venezuela may not be able to fund the contemplated future payments to the Company pursuant to the Settlement Agreement, the risk that a revised feasibility study, a revised environmental impact statement and a PEA for the Brisas Cristinas project will not be completed within the time frames anticipated, the risk that Siembra Minera S.A may not be able to arrange financing for the anticipated capital costs of the Brisas Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.